UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 FORM 10-SB/A-4

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                             Consolidated Data Inc.
                             ----------------------
        (Exact name of Small Business Issuer as specified in its charter)


        Colorado, USA                                     84-1343219
------------------------------                 ---------------------------------
State or other Jurisdiction of                 (IRS Employer Identification No.)
 Incorporation or Organization

                 6912 220th, Mountlake Terrace, Washington 98043
                 -----------------------------------------------
                    (Address of principal executive offices)

                    Issuer's Telephone Number, (800) 256-3954
                                              ----------------


Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

                        Common Shares, with no par value.
                                (Title of Class)

                                  Page 1 of 99
                          Index to Exhibits on Page 41

                             CONSOLIDATED DATA, INC.

                                   Form 10-SB
                                TABLE OF CONTENTS
                                     PART I
                                      Page

Item 1.  Description of Business.............................  03

Item 2.  Management's Discussion and Analysis or Plan of

         Operation................................             28

Item 3.  Description of Property.............................  31

Item 4.  Security Ownership of Certain Beneficial Owners
          and Management.....................................  31

Item 5.  Directors, Executive Officers, Promoters
         and Control Persons.................................  35

Item 6.  Executive Compensation..............................  38

Item 7.  Certain Relationships and Related Transactions......  39

Item 8.  Description of Securities...........................  39

                                     PART II

Item 1.  Market Price Of And Dividends on the Registrant's
         Common Equity and Related Stockholder Matters.......  43

Item 2.  Legal Proceedings...................................  44

Item 3.  Changes in and Disagreements with  Accountants......  44

Item 4.  Recent Sales of  Unregistered Securities............  44


Item 5.  Indemnification of  Directors and Officers..........  44

                                    PART F/S

Item 1.  Financial Statements................................  45

                                    PART III

Item 1.   Index to Exhibits                                    46

Item 2.   Description of Exhibits

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS
--------------------------------

Introduction
------------


Reference is made here to the section entitled "Risk Factors" beginning on page 21.


Consolidated Data Inc. (hereinafter is also referred to as the "Company" and/or the "Registrant") is a company in the development phase. The Company was incorporated July 14, 1995 under the laws of the State of Colorado and was originally known as Attache Holdings, Ltd.

The Company has experienced significant losses during the past two years.(A loss of $405 thousand in Fiscal 1997, a loss of $175.8 in Fiscal 1998 and a loss of $319 thousand for the first six months of Fiscal 1999.) Management has determined that because of the deficiency in working capital, significant operating losses and lack of liquidity, there is doubt about the ability of the Company to continue in existence unless additional working capital is obtained. (Note section entitled "Risk Factors" beginning on page 21 for additional information.)


The Company was inactive until it acquired Contractor's Directory on April 17, 1997 via a stock for stock acquisition in exchange for 1,000,000 shares of the Company's restricted common stock. In November of 1998, Attache Holdings Ltd. became Consolidated Data, Inc. From 1997 to the first quarter of 1999, the Company was exclusively involved in the development of an E Commerce business designed to fill the needs of the construction industry. Development included a web site called "Contractors Directory.Com". Use of Contractors Directory allows public information to be downloaded, via the internet, and reformatted for ease of use by contractors and suppliers. This information includes credit information and information pertaining to building permits.


In February 1999 the Company purchased a software system called "(yourbank)Online" which is now its primary asset. The Company's current business involves the marketing, sale and support of this software to members of the banking industry and the operation of Contractors Directory.

The Company's principal office is located at 6912 220th, Mountlake Terrace, Washington 98043. The contact person is Mr. Pakie Plastino, Chairman and Director. The telephone number is (800) 256-3954; the facsimile number is (425)
776-1855.   The

Company currently maintains two websites which are yourbankonline.com and contractors-directory.com.

The Company's authorized capital includes 50,000,000 shares of common stock with no par value and 5,000,000 shares of non-voting preferred stock with no par value. As of the close of the Company's latest fiscal year, September 30, 1998, there were 6,456,000 shares of common stock outstanding (as restated) and 100,000 shares of preferred shares outstanding. As of June 30, 1999, there were 10,784,000 shares of common stock outstanding and 100,000 shares of preferred shares outstanding.

The Company's common stock trades on the Over-the-Counter Electronic Bulletin Board with the symbol "CSDDE".

The information in this Registration Statement is current as of July 15, 1999, unless otherwise indicated.

Historical Corporate Development
--------------------------------

The Company was incorporated in Colorado, USA on July 14, 1995 under the name Attache Holdings, Ltd.

The organization meeting of the Company and the initial directors meeting of the Company was held on April 24, 1996. At this meeting it was decided that the fiscal year of the Company would end on December 31st of each calendar year subsequently change to September 30th) and forms of Common and Preferred Stock certificates were presented. It was also agreed that the Company issue up to 100,000 shares of its preferred stock for an aggregate of up to $10,000 to Tudor Trading Limited, Casa Bella Holdings, Inc. and EDR Financial, Inc. On May 24, 1996, the Company issued the preferred stock. Also at this meeting, Clark Burch was appointed as President of the Company and Gary Clark was appointed as Secretary of the Company.

A meeting of the Board of Directors was held on April 28, 1996 and it was resolved that the Company offer and sell up to 10,000,000 shares of its common stock, in an offering under the exemptions to registration provided under
Section 3(b), Regulation D, Rule 504 of the Securities Act of 1933, as amended and under the exemption to registration under Section 11-51-308(1)(p) of the Colorado Securities Act.

Pursuant to a prospectus dated May 31, 1996, the Company sold 1,926,000 common shares for an aggregate purchase price of $850.50.

Pursuant to an offering in October, 1997, the Company sold 80,000 shares of common stock for an aggregate purchase price of $12,000.

A special meeting of the Directors of the Company was held on March 14, 1997 at which time it was resolved that the Company acquire the marketing rights to Contractor's Directory for the states of Colorado, New Mexico and California in exchange for 1,500,000 shares of its common stock which was restricted.

Effective April 20, 1997 the Company assumed all worldwide rights and ownership to the Contractor's Directory by acquiring 100% of the issued and outstanding common stock of Contractor's Directory in exchange for 1,000,000 common shares of the Company's stock which was restricted.

On March 20, 1997, Pakie V. Plastino, the current Chairman of the Company, was appointed to the Board of Directors and was also appointed President of the Company.(Mr. Plastino was elected to the office of President by a majority of the shareholders of the Company. He was elected as Chairman of the Board by the Board of Directors.) Also on this date, William D. Doehne, the current Chief Operating Officer of the Company, was appointed to the Board of Directors and was also appointed Secretary and Treasurer. The Company's corporate headquarters was also changed to its current location in Mountlake Terrace, Washington.

BUSINESS
--------

Banking Software

Historical Development of (yourbank)Online Software
---------------------------------------------------

The Company's primary business involvement today involves the marketing, sale and support of a banking software product called "(yourbank)Online" to members of the banking industry.

This software system was originally developed by River City Bank of Sacramento, California in 1996 and 1997. River City Bank began offering a range of online services, resulting from the "(yourbank)Online" product in September of 1997. The system was developed internally with a goal to offer state-of-the-art service to River City Bank's customers.

Following the successful implementation at River City Bank, management of that bank licensed and installed the system in three additional community banks located in northern California. These banks were Citizens Bank, Tri-Counties Bank and Auburn National Bank. River City Bank also acted as a service bureau for these banks. (i.e.: provided them computing capabilities.)

In 1998, management at River City Bank decided to focus on the bank's operations and not expand the online banking system to additional banks. DTEK Corporation, a privately held company located in Boise, Idaho, purchased the software from River City Bank of Sacramento, California in September 1998 for total consideration of $410,000. Payment was in the form of a $60,000 downpayment and a note for $350,000 due to River City Bank in September 1999.

Prior to the purchase by the Company of the (yourbank)Online software from DTEK, DTEK granted a license in the software to Global Payment Systems Inc., a subsidiary of National Data Inc. The license is a perpetual worldwide non-exclusive irrevocable transferable right and license to the (yourbank)Online software. Global Payment Systems Inc. has the right to modify, customize, sublicense, resale and distribute the system. Global can also transfer its rights to a third party.

In consideration of this assignment, Global Payment Systems Inc. agreed to pay DTEK 50% of the first $1,300,000 in license fees received, plus commissions, plus a final lump sum of $50,000. There is no certain date for the payment. Global Payment Systems Inc. also agreed to operate and maintain the existing (yourbank)Online server sites. Global Payment Systems Inc. currently receives the monthly fee of $1100 paid by the three banks other than River City Bank (e.g. Citizens Bank, Tri-Counties Bank and Auburn Bank) as licensing fees for the system.


In February 1999 the Company purchased this software system and all rights related to it from DTEK Corporation. Consideration for the purchase was $640,000 payable as follows:

     a. $400,000 paid by the issuance of 2,000,000 common shares of the Company's restricted stock at $0.20 per share.

     b. $240,000 paid at the rate of $10,000 per license use or the stock equivalent at the rate of $0.20 per share of the Company's restricted common stock or 1,200,000 shares. The cash or the stock must be paid by the Company twelve months from the date of the contract or by March 10, 2000.

On April 12, 1999, the Company authorized and did issue 1,200,000 shares of its restricted common stock in full satisfaction of its agreements with DTEK Corporation.


As part of the agreement with DTEK Corporation, DTEK Corporation has assigned to the Company all rights and title to an existing software license between DTEK Corporation and Global Payment

Systems, LLC which shall include payments from River City Bank of Sacramento, subject to DTEK Corporation receiving the balance of the initial licensing revenues as compensation for its consulting and support. All residual income will go to the Company. Management expects this income to be insignificant.

Description of (yourbank)Online Software
----------------------------------------

(yourbank)Online is a browser-based solution designed and developed to help banks provide a full range of online banking products and services to their commercial and retail customers. The system allows the bank's customers to do more than view balances and transfer money. It gives users the ability to manage their financial activity without leaving the bank's website, thus creating a strong financial relationship between the bank and its customers.

The modular design and flexible technology of (yourbank)Online can be changed quickly and easily to accommodate the needs of all types of customers. This allows the banks to tailor online services to different segments of their customer bases.

Key features of (yourbank)Online include the following:

     a. Customizable User Interface: The bank's customer can choose screen colors, page lengths, and simplified interface options;
     b. Transaction Editing: Bank's customers can modify the description reference of a transaction to better explain its purpose. They can also categorize the transaction for reporting purposes;
     c. Payment Scheduling and Bill Payment: Bank's customers can schedule payments to be performed at later dates. The system incorporates a pay anyone approach, which doesn't limit the customer to specific payees;
     d. User Defined Reports: Several detailed and summary reports provided can be configured in a variety of formats according to the bank's customers specific preferences;
     e. Stop Payment Requests: Back office staff processes and generates a confirmation letter to the customer for extended stop payment authorization. (Limited only to what is available through the host system.);
     f. Custom Information Reporting: AR cleared transaction detail, including extended descriptions for ATM and Debit and Credit Card transactions;
     g.   Funds Transfer Between Linked Accounts;
     h. 24 Hour Access to Statements: Statements can be generated at anytime throughout the month. The system maintains the statement cycle information specified within the host system;

     i.   User  Configurable   Transaction   History:   The  amount  of  history
          maintained is configurable on the user level.

The software allows banks to provide a number of user-specific financial services and products to their customers through a dynamic interface between traditional backend systems of the bank and the bank's customers. The base of the software is a data warehouse that collects and distributes information between the bank and the customer. The data warehouse can be linked to the customer via the Internet, intranet, or Web TV. The design of the data warehouse allows banks to provide services by user or by group of users and deliver the information via a medium that is appropriate for each user or group of users. Banks can choose to link virtually any financial product or service to the data warehouse. This includes standard balance and account information to insurance services, loan information, credit and debit card information, and investment services.

Additionally, the technology can be used to seamlessly connect existing IT systems for automating collaborative and administrative processes to provide managers and key personnel with valuable information for decision making and targeted marketing efforts.

Security
--------

(yourbank)Online uses US grade encryption. This encryption, along with unique Sign-On ID and password security front-end, provides the foundation for a secure, reliable interface. In addition, a customer-selected name rather than an account number references customer accounts. This ensures the privacy of account information should an unauthorized individual gain access.

Individual security control levels are maintained at the customer level by the financial institution, providing the ability to isolate certain functions of the system to different levels of security. An example of this implementation would be to set the security requirement for bill-pay higher than other activities. This would allow the ability to track bill-pay enabled customers for billing purposes. Another level could be given to categorization capabilities, thus providing a way of controlling the customer capabilities based on subscription. (yourbank)Online accommodates 99 user specific levels of security.

Encrypted Messaging provides security for sensitive communication between the customer and the bank and a detailed audit Trail) is incorporated into (yourbank)Online. All activity is logged by date and time to a log file that can be analyzed to track individual activity by bank personnel and end-users.

The entire system is maintained through a single interface with an administrator-privileged account. The system can be locked down for crisis management or unscheduled modification requirements. This eliminates the need for additional applications and management tools and allows an administrator to control access when the system is available for use from anywhere in the world. When locked, customers received a customizable screen informing them of the system availability.

The software utilizes a centralized data warehouse concept of providing functional interfaces between the bank and its customers. Users use a front-end interface to access a subset of information collected and maintained separately from the bank's core system, eliminating virtually all risk of tampering with vital data.

Database
--------

(yourbank) Onlines' architecture utilizes current Microsoft established standards for Client/Server access. The host system runs on an Intel platform microcomputer running a Microsoft NT Server 4.0 operating system. The system runs as a subset of Microsoft's Internet Information Server 4.0 Web Server software, which is shipped with NT Server. A collection of databases and Active Server scripts are incorporated on the server which provide the foundation for the (yourbank)Online system. Five application modules combine to maintain and update the ODBC databases. These modules are used to maintain timed executions, query the host system, update and modify the local databases with the account detail information, update and modify the local databases with the cleared transaction information, and collect, process, and monitor scheduled payments.

The User Interface is provided through several Active Server scripts and graphic files maintained on the Microsoft NT server. These scripts are activated through customer requests and combine with database information to produce the bulk of the user screens and input forms within (yourbank)Online. These scripts and graphic files provide almost unlimited flexibility and can be modified to accommodate individual interests and presentation specific to the environment. They can also be modified to accommodate user controllable variations. Screen colors, information placement, navigation control visuals and placements can be modified to give the interface an entirely different and unique look and feel by individual and by group.

Bank administrative personnel and customers gain access to the (yourbank)Online system through a standard commercial browser over the Internet. This allows the user to gain access from virtually any system that provides an Internet access point. This can be a home PC, Office PC, laptop, or even other Internet capable devices such as Internet Terminals, Web enabled television sets, Internet ready telephones, etc. Bill-pay requests are warehoused within the (yourbank)Online system up to the date of processing, allowing the end-user full control of the scheduled transaction. Following processing, bill-pay transactions are collected in a file and can be sent to a third party bill payment processor, i.e. Global Payment Systems, Checkfree, etc., or can be processed internally on Global's PayLink bill payment module on behalf of the account holder. The flexibility of the PayLink module enables the bank to not only fulfill in-house bill pay processing but also leverage the technology to create any type of payment including cashiers checks and accounts payables checks.

The following table summarizes the technical specifications of (yourbank)Online:


---------------------------- -------------------------------------- --------------------------------------
Bank Features                Modular Design                         Yes
---------------------------- -------------------------------------- --------------------------------------
Overviews                    Automated Billing for Bank             Yes
---------------------------- -------------------------------------- --------------------------------------
                             Voice Response Module                  Can be accommodated
---------------------------- -------------------------------------- --------------------------------------
                             Credit Card Interface                  Yes (optional)
---------------------------- -------------------------------------- --------------------------------------
                             Administrative Options                 According to user rights, different
                                                                    administrators can maintain the entire
                                                                    system from the administrative area.
---------------------------- -------------------------------------- --------------------------------------
                                                                    Set the interface by user.
---------------------------- -------------------------------------- --------------------------------------
                                                                    Maintain automated billing for each
                                                                    customer including: grace periods,
                                                                    promotional pricing and per
                                                                    transaction pricing.
---------------------------- -------------------------------------- --------------------------------------
                                                                    Send broadcast or user-specific
                                                                    e-mails.
---------------------------- -------------------------------------- --------------------------------------
                                                                    Turn on and off specific modules,
                                                                    features, and functionality by
                                                                    customer.
---------------------------- -------------------------------------- --------------------------------------
                                                                    Setup, modify and delete customers.
---------------------------- -------------------------------------- --------------------------------------
                                                                    Audit Trail Reporting
---------------------------- -------------------------------------- --------------------------------------
Information                  Programming                            Microsoft Active Data Objects
Technical
---------------------------- -------------------------------------- --------------------------------------
                             Hardware Platform (bank)               Windows NT
---------------------------- -------------------------------------- --------------------------------------
                             Hardware Platform (user)               Platform Independent
---------------------------- -------------------------------------- --------------------------------------
                             Software (bank)                        Any Internet Browser
---------------------------- -------------------------------------- --------------------------------------
                             Software (user)                        Any Internet Browser
---------------------------- -------------------------------------- --------------------------------------
                             Communication Network                  Internet access, private


                                       10

---------------------------- -------------------------------------- --------------------------------------
                                                                    dial-up access.
---------------------------- -------------------------------------- --------------------------------------
Security                     Security Type                          Secure Socket Layer
---------------------------- -------------------------------------- --------------------------------------
                             Encryption                             Independent encryption allows full
                                                                    range from 40 bit to 128 bit from any
                                                                    site certificate authority.
---------------------------- -------------------------------------- --------------------------------------
                             User Security                          Sign On ID and Pass Code
---------------------------- -------------------------------------- --------------------------------------
                             User Security Levels                   99 levels of security
---------------------------- -------------------------------------- --------------------------------------
End User                     Account Access                         Checking, Savings,
Functionality                                                       Loans, CD and Others
---------------------------- -------------------------------------- --------------------------------------
                             Real-time Access( bank specified       Yes
                             timing)
---------------------------- -------------------------------------- --------------------------------------
                             Transaction Categorization             Yes
---------------------------- -------------------------------------- --------------------------------------
                             Transaction History                    Unlimited
---------------------------- -------------------------------------- --------------------------------------
                             Research/Reporting Capabilities        Date Range, Deposits/Credits,
                                                                    Category of Transaction, Check, Stop
                                                                    Payments, Number of Withdrawals
---------------------------- -------------------------------------- --------------------------------------
                             Reports                                Available Category List, Category
                                                                    Summary, Category Detail, Payee List,
                                                                    Electronic Statement, Transaction
                                                                    Detail, Export Transaction and Custom
                                                                    (user definable) Reporting.
---------------------------- -------------------------------------- --------------------------------------
                             Export Options                         Quicken, MS Money and ASCII (custom)
---------------------------- -------------------------------------- --------------------------------------
                             Account Transfers                      DDA/TDA, Loans/LOC's and Credit card
---------------------------- -------------------------------------- --------------------------------------
                             E-mail                                 Yes
---------------------------- -------------------------------------- --------------------------------------
                             Event Notification                     E-mail notification
---------------------------- -------------------------------------- --------------------------------------
                                                                    Pager notification
---------------------------- -------------------------------------- --------------------------------------
                             Check Imaging                          Yes
---------------------------- -------------------------------------- --------------------------------------
                             Bill Payment                           Yes
---------------------------- -------------------------------------- --------------------------------------
Financial Institution        Minimum Hardware Requirements: Intel   Recommended: Intel Pentium II 266
                             Pentium 166 Mhz, 128 Mb RAM, 4 Gig     Mhz duel processor, 512 Mb RAM, 18
                             Hard Drive, 24 Gig Tap to Storage      Gig Hard Drive, 24 Gig Tap to
                             and Seagate Backup Exec                Storage and Seagate Backup Exec
---------------------------- -------------------------------------- --------------------------------------
                             Software Reqirements: Microsoft NT
                             Server 4.0 w/Internet Information
                             Server 4.0 and Microsoft SQL Server
                             6.5
---------------------------- -------------------------------------- --------------------------------------
End-User                     Communication Requirements             Internet connection access
---------------------------- -------------------------------------- --------------------------------------
                             Platform Independent                   Browser depends on level of
                                                                    encryption required by financial
                                                                    institution
---------------------------- -------------------------------------- --------------------------------------
End-User Functionality       Online Applications                    (yourbank)Online, Loans and Credit
                                                                    Card
---------------------------- -------------------------------------- --------------------------------------


                                       11

---------------------------- -------------------------------------- --------------------------------------
                             Discount Brokerage                     Currently in Beta test
---------------------------- -------------------------------------- --------------------------------------
                             End-User Options                       Change Password, Change Session
                                                                    Timeout, Change Account Names,
                                                                    Change basic color scheme, Change
                                                                    level of interface from standard to
                                                                    enhanced, Change Amount of History,
                                                                    Change Lines per page and Bank
                                                                    customized user options.
---------------------------- -------------------------------------- --------------------------------------
Cash Management              ACH origination                        PPD/PPD+, CCD/CCD+, CTX, Importing
                                                                    capabilities, NACHA File Processing,
                                                                    Multiple Company Option, State &
                                                                    Federal Taxes, Customer controlled
                                                                    security, Multi-level approvals,
                                                                    Auto prenotes, On-Us processing,
                                                                    Warehousing, File limits,
                                                                    Transaction limits, Bank Controlled
                                                                    offset and NACHA Import
---------------------------- -------------------------------------- --------------------------------------

The Company will provide all technologies to its customers so that they do not have to hire additional personnel, purchase additional equipment, train personnel or devote additional development time to the project. Management believes that this program is beneficial for the financial institution that wants to obtain immediate Internet presence.

In this context the Company will provide to its customers the following: a Server, Customer Service, Technical Support, Monthly Reporting, Staff & Customer Training, Upgrades, Web Page Development and Web Hosting Services.

The Market for (yourbank)Online Software
----------------------------------------

The Internet has rapidly become a significant marketplace for buying and selling goods and services. Many consumers are showing strong preferences for transacting certain types of business over the Internet, including booking airline tickets, trading securities and purchasing consumer products. As consumers and companies become more familiar and comfortable with making purchases online, this increase in knowledge and comfort level will translate into higher interest and willingness to do their banking online.

Management believes that the Web has clearly arrived for the marketing and sales of financial services and credit products. Some of the recent developments are summarized as follows:

o The Internet became an accepted way to purchase a credit card. Almost 11 million people have already applied for a credit card online. At year-end 1998, one million applications per month were being submitted. NextCard offered a credit card optimized for the Internet and received over 750,000 applications within nine months of its startup.

o Fifteen million Internet users have checked mortgage and equity loan rates online. A new loan marketplace business model has been created on the Net where consumers apply once to receive multiple offers on their loan. These companies are among the biggest non-credit card advertisers in search engine loan categories

o Internet only banks appear to be flourishing. Net.B@nk, TeleBank and Security First, the only public companies, each have a market capitalization over $1 billion, and are valued higher than Amazon.com on a value per customer basis. Net.B@ank claims to have 29,000 customers in April 1999 and over $330.0 million in deposits. As many as 25 to 35 Net-only banks are expected to launch in 1999, many of them spin-offs of existing banks.

o Banking has come to the portals. Yahoo!, AOL, MSN, and Excite have entered into very expensive long-term agreements with major banks. Advertisements on the portals offer mortgages, credit cards, automobile loans, savings instruments, home equity loans and checking services.

o Bank One Corp. Chief Executive Officer John McCoy, one of the most aggressive acquirers in the banking industry, has indicated his corporation isn't planning any more major purchases but will instead rely on the Internet for the bank's growth. The nation's fourth largest bank already has arrangements with America Online Inc., Excite Inc., Yahoo! Inc., and Microsoft to sell its credit cards.

Consumers have indicated a preference for conducting all of their financial transactions at a single web site. River City Bank is currently running a demonstration version of this portfolio management feature using [yourbank]Online software.

Traditional banks have been slow to add Internet banking to their services until they could be confident that demand was sufficient to offset the added expenses. However, the technology is changing so rapidly and new forms of competition appearing so broadly, that banks must carefully reconsider their reluctance. Specific factors affecting a bank's decision to offer Online banking are:

o Customer Retention. Near the end of 1998, there were 73 million adults using the Internet in the U.S., an increase of 30% in just twelve months. This is 37% of the U.S. adult population. The nations' largest banks are beginning to offer some level of online banking, and there are large numbers of new Internet entrants into the financial markets trying to capture traditional bank business. For banks to retain customers who respond favorably to online technologies, they will have to provide competing products and services. River City Bank, where the [yourbank]Online system was developed, has achieved higher retention rates since the system was installed.

o Service Improvements. Service levels can be enhanced significantly through the technologies coming available, which should improve overall customer satisfaction.

o Cross Sales Generator. The online connection gives the bank opportunities to cross sell its other products and services much more effectively than through the mail or in the branch.

o New Fee-Based or Revenue Sharing Revenue Streams. Banks will have the ability to add new services to their product offerings that can be sourced from outside providers. Examples are mortgage lending, equipment leasing, credit cards, investment services, financial planning services, advertisements, insurance and others to be developed.

o Bill Payment. While bill payment has become a component of most bank's online services offering, bill presentment over the Internet is finally nearing a launch and should become a highly hyped service in late 1999 or 2000. Recent research indicated that consumers would prefer banks as their preferred provider for bill presentment and payment, compared to other options. However, given the huge potential volume of transactions in this category, aggressive competition will come from large banks, the web portals, and new companies being started to specialize in this area. Transpoint, LLC, a joint venture between Microsoft, First Data Corp. and Citibank, just announced that it will start up its national bill presentment and payment service later this year.

o Cost Savings. Over time, the highly efficient electronic equipment and systems used in online banking should allow significant cost savings as paper-based transactions are eliminated. Management estimates that costs per transaction via the Internet are significantly lower than those via established methods, as follows:

     o  $1.07 in a physical branch
     o  $0.54 over the phone
     o  $0.27 at an ATM
     o  $0.01 over the Internet

The table below sets out the number of FDIC insured banks and S&Ls, as well as the deposits and number of accounts under $100,000. 54% of accounts under $100,000 are with the 10,630 institutions with assets of less than $10 billion. The average of these banks has 20,000 deposit accounts under $100,000.

                            FDIC INSURED INSTITUTIONS

Assets                  Number of       Client Accts     Under    $100 Thousand
                        Institutions        Number       Percent   Cum Percent

Under $25 million         1,509            2,961,743        1%          1%
$25 to 50 million         2,240            9,028,289        2%          3%
$50 to $100 million       2,624           18,854,073        5%          8%
$100 to 300 million       2,813            45,288432       12%         20%
$300 to 500 million         566           18,368,196        4%         24%
$500 to 1 billion           432           23,591,074        6%         30%
$1 to 3 billion             306           35,810,864        9%         39%
$3 to 10 billion            140           56,153,044       14%         54%
$10 billion or more          82          180,125,114       46%        100%

Total Institutions       10,712          390,180,829      100%



Assuming the nation's 100 million households are distributed among banks in proportion to the distribution of bank accounts, 54 million households use over 10,000 institutions for banking. These 10,000 institutions have over 200 million deposit accounts under $10,000. Although individual banks vary greatly, management estimates that a bank represents one household for every four accounts. The average household has two adults. Thus an institution with 20,000 accounts represents 5,000 households containing 10,000 adults or registered users. Actual results for River City Bank are shown in Table 3, which indicates one household for every 2.3 accounts.

                                 River City Bank

FDIC Insured Accounts Under $100 thousand                            47,000
Total Assets                                                   $450,000,000

Personal Core Deposit Accounts                                       33,632
Households                                                           19,985
Online Households                                                     2,243
Registered Users                                                      4,956

The target market of the Company for its (yourbank)Online software is the 1,444 institutions with assets of $300 million to $10 billion, which represent over 60 million users.

The Marketing Strategy for (yourbank)Online Software
----------------------------------------------------

     June 30, 1998
                                         Total
                                          FDIC          Customer
     Number of Institutions             Insured        Population
     ----------------------             -------        ----------
     Less than $25 million               1,509         1,366,325
     $25 to 50 million                   2,240         4,164,971
     $50 to 100 million                  2,624         8,697,847
     $100 to 300 million                 2,813        20,892,666
     $300 to 500 million                   566         8,473,700
     $500 to 1 billion                     432        10,883,142
     $1 to 3 billion                       306        16,520,431
     $3 to 10 billion                      140        25,904,778
     $10 billion or more                    82        83,096,139

     Total institutions                 10,712       180,000,000

The Company intends to rapidly establish a national market presence by leveraging a customer base of community banks.

Marketing Strategy:

The Company will utilize its [yourbank]online system to build the user base as rapidly as possible and leverage its position to permit banks to become "Financial Portals", defined as central sites where customers can use the Internet to manage all their financial transactions, information and planning. The Company will make it easy and economical for banks to participate in online banking and then the banks and the Company will share in the fee income generated by the online banking sites.

Pricing Strategy:

The range of prices for online banking systems is currently very broad, from a low of about $30,000 to well over $1 million plus recurring monthly fees of $1 to $3 per user. Management believes the pricing strategy for the basic [yourbank]online system should be to minimize the initial cost to the bank, so that only the Company's hard system costs and marketing expenses are covered. This pricing should encourage the banks to initiate online banking and then progress toward becoming a portal that creates revenue opportunities for both the bank and the Company. The current model calls for the Company to contract with individual banks to provide the [yourbank]online software for a fixed fee of $10,000. The Company will absorb the ongoing site maintenance and software development costs. The Company intends to be compensated by retaining 25% of the usable space on each page to be used for advertising and e-commerce. The resulting revenue will be shared, net of commissions and costs, 25% to the bank and 75% to CDI. Advertising for the bank's existing products and services will be provided free. Should the bank identify other services and goods to be advertised on the site, the resulting revenue will be shared 50/50 net of cost.

Distribution Strategy:

The Company intends to build a network of relationships with established companies in order to achieve national market coverage in a short period of time with a moderate investment. Management is currently in preliminary talks with several companies that already sell systems related products and services to target market banks. Their customer relationships should permit fast access to banks' decision makers, and system specialists from [yourbank]Online will provide technical support to close the sale. In addition, the Company plans on building an internal sales force.

Revenue Model:

The Company's revenues are projected to come from several sources. Since the Company's economic model is unique in the marketplace, management has used its best judgment to identify these sources, recognizing that substantial changes may occur as the market grows and matures:

   1. Sales of the basic online banking system, including licensing, software and installation support.
   2. Sales of system enhancements and newly developed financial service modules.
   3.  Service bureau fees.
   4. Referral revenue and transaction fees from outside service providers, such as mortgage lenders, stock trading, and equipment leasing.
   5.  Share of advertising and sponsorship revenues.

The Company believes that owning online financial accounts is a strategic gateway to other electronic purchases, making online customers worth much more than traditional bank customers. User acquisition costs are lower than pure Internet companies, due to the banks' existing client relationship. Revenues from advertising will be higher due to the desirable demographics of the user the frequent account visits. River City Bank reports that registered users visit the site an average of 2.5 times per week. The Financial Portal will give customers more reasons to regularly visit the bank's web site. When customers find relevant and useful services in addition to the basic ones, then they are discouraged from search for and going to competing sites thus, providing more opportunities for revenue for the bank and more time for relationship building.

Factors in the revenue model are:

Target Market
-------------
The first target market will be all banks and credit unions with a focus on banks that have higher demographics in the retail customer base. The target market is the 1,444 institutions with assets of $400 million to $10 billion, which represent over 60 million users.

Turn-Key Approach
-----------------
The Company will provide a turn-key Internet banking system to create immediate presence without a bank having to add staff, extensive equipment, training or development time. The Company will establish a service bureau in a central location where server "farms" will be housed. These servers will act as the Online Financial Warehouses for the banks. [yourbank]online will also provide technical assistance, customer service, staff training, system upgrades, web page creative development, and monthly activity reporting. A bank will only need to provide Internet access, a database transfer file and a staff member at the bank to work with [yourbank]online representatives. The Company will provide the systems and support to help the banks become portals.

Portal Development
------------------
Management expects each bank's portal to develop in stages. The initial stage will include basic services such as checking/savings account management, loan account management and bill payment. In the second stage, banks build their experience with their customer base, and introduce additional financial services according to the preferences of its customers. In the mature stage, when the banks become financial portals, more opportunities emerge. The range of services will be selected according to the needs and opportunities of each bank's customer base. A stream of revenue from a diverse range of services, including bank-based and outsourced services should generate strong profitability for the banks and the Company. Vast amounts of demographic data and transaction data collected and analyzed from customer experience with the system will create opportunities for highly targeted marketing. Management believes that customized services can be marketed to individual customers or categories of customers identified from the analysis. The potential for one-to-one marketing is exceptional through the Financial Portal, and superior to opportunities of other Internet- based businesses.

Competition for (yourbank)Online Software
-----------------------------------------

Competition consists of software companies offering products comparable to [yourbank]Online and a wide array of internet companies with offerings ranging from specific financial services (i.e. Schwab) to general portals such as Yahoo! or AOL, which include some financial services among their wide range of offerings.

It is management's belief that the only software product as full-featured and with as wide a range of capabilities as [yourbank]Online is the range of products put out by Security First (NASDAQ: "SONE"). Security First has targeted banks over $10 billion.

Online Resources and Nfront are examples of two direct competitors. It is management's belief that neither of these companies offer products with the full range of features and capabilities of [yourbank]online. Moreover management of the Company believes that their entire model is built on obtaining fees from banks for the software.

More than 100 companies offer some type of internet software to banks, including many that have been long-time providers of bank operating systems. No company has achieved a dominant market share and with less than 5% of the banks online there is a large share available. These companies are not internet companies, but software companies. The possibility exists that some will eventually prefer to buy existing software rather than develop their own; indeed Security First recently purchased Edify in order to augment their online capabilities.

In regard to the wider market of specialized financial sites and general-purpose portals, each of these can be considered as much a potential strategic partner as a competitor. The Company's strategy of acquiring and leveraging community banks' customer base is based on the premise that a large group of customers will ultimately prefer doing business with a local financial institution that they can readily access in physical form. The Company's competitive advantage is simply to provide a superior product for far below market cost in order to leverage a bank's customer base into a set of registered users. The Company believes this can be done for far less investment than building a financial services portal through advertising.

Contractors Directory

Historical Development of the Contractors Directory
---------------------------------------------------

From 1997 through First Quarter 1999, the Company was involved in the development and operation of a website, Contractors Directory (contractors-directory.com). This site was designed to provide construction contractors with information useful to their business such as notices of liens filed, notices of building permits, directories of contractors, notices of upcoming bids, and other services of interest to a contractor. Contractors Directory also provided website development for individual contractors. The site grew from Pakie Plastino's previous history as a contractor and his ownership of another company, Contractors Lien Service, which files and enforces liens for contractors.

The Company, through loans and contributed services from Pakie Plastino and his related companies, has invested approximately $700,000 in the development of Contractors Directory. This has resulted in the production of negligible revenue. Current plans are to "spin-off" Contractors Directory, Inc. to the shareholders of the Company.

Description of the Contractors Directory
----------------------------------------

The Contractor's Directory provides an internet site available to general contractors, subcontractors, architects, property managers, insurance companies and other individuals and entities involved in the construction industry. Subscribers in various categories are able to provide information about their companies that interested parties can review in the privacy of their office using DOS or Windows. Each subcontractor or supplier can provide a color photo and up to eight pages of text describing their company. Additionally, bid lists, building permits, and credit and lien information will be updated daily of the website. General contractors and other interested parties can receive this service for a fee.

Competition
-----------
Management believes that there are no other companies offering services similar to the Contractor's Directory. General contractors, property managers, engineers, architects and others in the industry normally find sub-contractors and suppliers through the standard Yellow Pages or by word of mouth.

Risk Factors

1.  Dependence on the Banking Industry

         For the foreseeable future, Consolidated Data expects to derive substantially all of its revenues from products and services provided to banks and other participants in the banking industry. Accordingly, the Company's future success significantly depends upon the continued demand for its solutions within this industry. The Company believes that an important factor in its growth will be the willingness of the banking industry to pursue technological innovation and customer demand and acceptance of such innovation. If this environment of change were to slow, the Company could experience reduced demand for its products and services. In addition, changes in economic conditions and unforeseen events, such as recession, inflation or other adverse occurrences, may result in a significant decline in the utilization of bank services or demand for the Company's products and services. Any event that results in decreased consumer or corporate use of bank services, or increased pressures on banks toward the in-house development and implementation of revenue enhancement or cost reduction measures, could have a material adverse effect on the Company's business, financial condition and results of operations.

2. Dependence On Uncertain Market

         The market for Internet-based financial services only has recently begun to develop and market demand for the Company's products and services is uncertain. Certain critical issues concerning commercial use of the Internet for financial services, including security, reliability, ease and cost of access, and quality of service are evolving and may impact the growth of Internet use. The Company cannot predict the size of the market for Internet-based financial services or the rate at which such market will grow. If the market for Internet-based financial services fails to grow, grows more slowly than anticipated, or becomes saturated with competitors, the Company's business, financial condition and results of operations would be materially adversely affected.

         The Company's future success will depend on its ability to design, develop, test, sell and support enhancements of current products and new software products on a timely basis in response to changing customer needs, competition, technological developments and emerging industry standards. There is no assurance that the Company will be able to do this.

         The market for the Company's products and services is characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent new product and service introductions. Such developments could limit the marketability of its products and services. There can be no assurance that the Company can successfully identify new product opportunities and develop and bring new products and services to market in a timely manner. Furthermore, telephone and personal computer banking systems have been marketed in the past by other banking companies, and have not enjoyed widespread consumer demand. Accordingly, there can be no assurance that there will be widespread consumer acceptance of sophisticated banking systems such as that of the Company.

3. Dependence On Key Personnel.

         The Company's continued success is dependent, to a large degree, upon the efforts of its current executive officers. The loss or unavailability of any such person could have an adverse effect on the Company. At the present time the Company does not maintain key man life insurance policies for any of these individuals. Also, the continued success and viability of the Company is dependent upon its ability to attract and retain qualified personnel in all areas of its business, especially management positions. In the event the Company is unable to attract and retain qualified personnel, its business may be adversely affected. There are currently no employment agreements in place. Management is; however, currently negotiating agreements with the executive officers of the Company.

4. Limited Operating History

         The Company only has no operating history upon which to base an evaluation of its business and prospects. Operating results for future periods are subject to numerous uncertainties, and there can be no assurance that the Company will achieve or sustain profitability on an annual or quarterly basis. The Company's prospects must be considered in light of the risks encountered by companies in the early stage of development, particularly companies in new and rapidly evolving markets. Future operating results will depend upon many factors, including the demand for the Company's software products, the level of product and price competition, the Company's success in attracting and retaining motivated and qualified personnel, and in particular, the growth of activity on the Internet World Wide Web as it relates to the financial services industry.

5. Product Concentration

        Substantially all of the projected revenue of the Company is attributable to the Company's (yourbank)Online software product. This product and related services currently are expected to account for most of the Company's total revenue for the foreseeable future. As a result, a decline in demand for, or failure to achieve broad market acceptance of (yourbank)Online as a result of competition, technological change or otherwise, would have a material adverse effect on the Company's business, financial condition and results of operations. The Company's future financial performance will depend in part on the successful development, introduction and customer acceptance of new and enhanced versions of (yourbank)Online and other products. There can be no assurance that the Company will be successful in marketing (yourbank)Online or any new or enhanced products.

6. Risks of Product Defects and Product Liability

        As a result of their complexity, software products may contain undetected errors or failures when first introduced or as new versions are released. There can be no assurance that, despite testing by the Company and testing and use by current and potential customers, errors will not be found in new products after commencement of commercial shipments. The occurrence of such errors could result in loss of or delay in market acceptance of the Company's products, which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's product also may be vulnerable to break-ins and similar disruptive problems caused by Internet or other users. Such computer break-ins and other disruptions would jeopardize the security of information stored in and transmitted through the computer systems of the Company's customers, which may result in significant liability to the Company and deter potential customers. The sale and support of the Company's products may entail the risk of liability claims. A product liability claim brought against the Company or could have a material adverse effect on the Company's business, financial condition and results of operations.

7. The Ability to Manage Growth

        Should the Company be successful in the sales and marketing efforts of its (yourbank)Online software product it will experience significant growth in operations. If this occurs management anticipates that additional expansion will be required in order to continue its product development. Any expansion of the Company's business would place further demands on its management, operational capacity and financial resources. The

Company anticipates that it will need to recruit qualified personnel in all areas of its operations, including management, sales, marketing, delivery and software development. There can be no assurance that the Company will be effective in attracting and retaining additional qualified personnel, expanding its operational capacity or otherwise managing growth. In addition, there can be no assurance that the Company's current systems, procedures or controls will be adequate to support any expansion of S1's operations. The failure to manage growth effectively could have a material adverse effect on the Company's business, financial condition and results of operations.

8. Risk of System Failure and/or Security Risks

     Despite the implementation of security measures, the core of the Company's network infrastructure could be vulnerable to unforeseen computer problems. Although the Company believes it has taken steps to mitigate much of the risk, it may in the future experience interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees or others. Unknown security risks may result in liability to the Company and also may deter financial institutions from purchasing its software and services, and individuals from conducting transactions with it. Although the Company intends to continue to implement and establish security measures, there can be no assurance that measures implemented by S1 will not be circumvented in the future, which could have a material adverse effect on the Company's business, financial condition or results of operations.

9. Competition

The market for software and services for the Internet and intranets is relatively new, constantly changing and intensely competitive. As streaming media evolves into a central and necessary component of the Internet experience, more companies are entering the market for, and expending ever resources to develop, streaming media software and services, and competition is thus intensifying. Many of the Company's current and potential competitors have longer operating histories, greater name recognition, larger overall installed bases, more employees and significantly greater financial, technical, marketing, public relations and distribution resources than the Company.

The Company's two principal competitors in the development and distribution of streaming media technology are RealNetworks and Microsoft Corporation. Both Microsoft's and RealNetworks' commitment to and presence in the streaming media industry has significantly increased and will continue to increase competitive pressure in the overall market for streaming media software.

This could lead to increased pricing pressure which may result in price reductions in the Company's products.

In addition to Microsoft and RealNetworks the Company faces increased competition from other companies that are developing and marketing streaming media product offerings. As more companies enter the market with products and services that compete with the Company's players and tools, the competitive landscape could change significantly to the detriment of the Company.

        In addition to competing with a variety of third parties, the Company will experience competition from its customers and potential customers. From time to time, these potential customers develop, implement and maintain their own services and applications for revenue enhancements, cost reductions and/or enhanced customer services, rather than purchasing services and related products from third parties. As a result, the Company must continuously educate existing and prospective customers about the advantages of purchasing its solutions. There can be no assurance that these customers or other potential customers will perceive sufficient value in the Company's solutions to justify investing in them. In addition, customers or potential customers could enter into strategic relationships with one or more of the Company's competitors to develop, market and sell competing services or products.

10. Dependence on Proprietary Technology and Risk of Infringement

        The Company's success will depend significantly upon its proprietary technology and information. The Company relies upon a combination of copyright, trademark and trade secret laws and confidentiality procedures to protect its proprietary technology and information. There can be no assurance that the steps taken by it to protect its services and products are adequate to prevent misappropriation of its technology or that the Company's competitors independently will not develop technologies that are substantially equivalent or superior to its technology. Further, it is very difficult to police unauthorized use of the Company's software due to the nature of software. Any such misappropriation of the Company's proprietary technology or information or the development of competitive technologies could have a material adverse effect on the Company's business, financial condition and results of operations. It may also be necessary or desirable in the future to obtain additional licenses for use of third-part products in the Company's solutions and there can be no assurance that the Company will be able to do so on commercially reasonable terms, if at all.

11. Government Regulation

        The Company's primary customers are banks. Although the products and services currently offered by it will not be subject to any material, specific government regulation the banking industry, including electronic banking, is regulated heavily, and the Company expects that such regulation will affect the relative demand for its products and services. There can be no assurance that federal, state or foreign governmental authorities will not adopt new regulations addressing electronic banking or banking operations generally which could require the Company to modify its current or future solutions. The adoption of laws or regulations affecting the Company or its customers' business could reduce the Company's growth rate or could otherwise have a material adverse effect on the Company's business, financial condition and results of operations.

12. Dividend Policy

     The Company does not presently intend to pay cash dividends in the foreseeable future, as any earnings are expected to be retained for use in developing and expanding its business. However, the actual amount of dividends received from the Company will remain subject to the discretion of the Company's Board of Directors and will depend on results of operations, cash requirements and future prospects of the Company and other factors.

Significant Customers and/or Suppliers
--------------------------------------

N/A

Employees
---------

At 7/15/99 the Company operated with the services of its Directors, Executive Officers, and three additional employees and consultants. There is no collective bargaining agreement in place.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS
---------------------------------------------
OR PLAN OF OPERATION
--------------------

SELECTED FINANCIAL DATA
-----------------------

The selected financial data in Table No. 1 for Fiscal 1998 and 1997 ended September 30th was derived from the financial statements of the Company which were audited by William Butcher, CPA, as indicated in his report which is included elsewhere in this Registration Statement.

The selected financial data for the nine month period ended June 30th is derived from the unaudited financial statements of the Company, also included herein and, in the opinion of the Company, present fairly the information set forth herein.

The selected financial data was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading, "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                   Table No. 1
                             Selected Financial Data
                        ($ in 000, except per share data)

                              9 Months Ended         Year             Year
                                6/30/99             Ended            Ended
                                                  9/30/98          9/30/97

Revenue                           $25.0             $17.5            $29.5
Net Income (Loss)                ($319)          ($175.8)         ($405.9)
Earnings (Loss) per Share       ($0.03)           ($0.03)          ($0.08)
Dividends per Share                   0                 0                0

WtgAvg#Shares (000)              10,784             5,256            5,026
Working Capital                  ($460)              $0.5             $0.6
Long Term Debt                       $0              $526             $378
Shareholders' Equity               $241            ($396)           ($240)
Total Assets                       $772              $130             $140

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
---------------------------------------------------------------
RESULTS OF OPERATION
--------------------

Cash Balances
-------------

The Company maintains its major cash balances at one financial institution, Seattle First National Bank, located in Mountlake Terrace, Washington. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At July 15, 1999, there were no uninsured cash balances.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

Fiscal 1998 and 1997 Ended 9/30
-------------------------------

Cash Used In 1998 Operating Activities totaled ($106), including the ($175,773) Net Loss; the primary adjusting items were ($3,348) in office equipment, ($632) for accrued interest receivable, ($2,111) in payroll taxes, $14,003 in depreciation and amortization and $42,703 in accrued interest payable. Cash provided by 1998 Financing Activities totaled $125,052.

Cash Used from inception through September 30, 1997 Operating Activities totaled ($589), including the ($405,879) Net Loss; the primary adjusting items were $75,000 for Directory Marketing Rights, $10,589 in depreciation and amortization, $2,111 in payroll taxes, $20,758 in accrued interest payable, and ($25,000) for software Cash provided from 1997 Financing Activities totaled $472,989.

RESULTS OF OPERATIONS
---------------------

Fiscal 1998 and 1997 Ended 9/30
-------------------------------

General and administrative expenses for the fiscal year ended September 30, 1998 totaled $151,217 and the Company experienced a net loss of ($235,773) against revenues of $17,515. The major expenses during this period were $13,333 in amortization; $102,201 for contract labor; $67,500 for Director's fees; $12,974 for rent of equipment; and, $3,600 for office rent and related office expenses. The categories of telephone; travel; general supplies; office expense; miscellaneous expenses; licenses; internet expenses; depreciation; consulting; and, bank charges made up the remainder of the total expenses.

From inception through September 30, 1997, general and administrative expenses totaled $414,620 and the Company experienced a net loss of $405,879 against revenues of $29,518. The major expenses during this period were $36,589 in advertising and promotion; $10,589 in amortization; $31,247 in consulting fees;

$197,217 in contract labor; $25,000 in Director's fees; $17,092 in legal and professional fees; $16,484 in office expenses; $12,443 in equipment rent; $10,754 in wages and salaries; and, $27,545 in website fees. The categories of travel; telephone; supplies; miscellaneous expenses; and, bank charges made up the remainder of the total expenses.

The Nine Months ended June 30, 1999
-----------------------------------

Total expenses for the nine months ended June 30, 1999, totaled $247,284. This was a significant increase as compared to the year ended 9/30/98. The increase in expenses and the corresponding increase in loss from operations was a direct result of the increased business activity as compared to the previous year.

The Company reported a net loss for the nine months ended June 30, 1999, of ($258,694).

Income Taxes
------------

All tax returns due for Consolidated Data, Inc. and Contractors Directory, Inc. have been filed resulting in net operating losses for each company as follows:

The net operating loss for Consolidated Data, Inc. is $(117,502) and will begin expiring in the year 2010. The net operating loss for Contractors Directory, Inc. is $(524,130) and will begin expiring in the year 2010.

Known Trends
------------

Management has determined that because of the deficiency in working capital, significant operating losses and lack of liquidity, there is doubt about the ability of the Company to continue in existence unless additional working capital is obtained. Consequently such trends or conditions could have a material adverse effect on the Company's financial position, future results of operations, or liquidity. The Company currently has plans to raise sufficient working capital through equity financing or reorganization of the Company.

Inflation
---------

The Company's results of operations have not been affected by inflation and management does not expect inflation to have a material impact on its operations in the future.

Y2K Compliance
--------------

Management believes the (yourbank)Online system is fully Y2K compliant and does not expect Year 2000 transition issues to have a material impact on operations. All aspects of the system have been designed to accurately handle any Y2K issue.

FORWARD-LOOKING STATEMENTS
--------------------------

From time-to-time, the Company or its representatives may have made or may make forward-looking statements, orally or in writing. Such forward-looking statements may be included in, but not limited to, press releases, oral statements made with the approval of an authorized executive officer or in various filings made by the Company with the Securities and Exchange Commission or other regulatory agencies. Words or phrases "will likely result", "are expected to", "will continue", " is anticipated", "estimate", "project or projected", or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). The Reform Act does not apply to initial registration statements, including this filing by the Company. The Company wishes to ensure that such statements are accompanied by meaningful cautionary statements, so as to maximize to the fullest extent possible the protections of the safe harbor established in the Reform Act. Accordingly, such statements are qualified in their entirety by reference to and are accompanied by the following discussion of certain important factors that could cause actual results to differ materially from such forward-looking statements.

The risks identified here are not inclusive. Furthermore, reference is also made to other sections of this Registration Statement that include additional factors that could adversely impact the Company's business and financial performance. Also, the Company operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, not can it access the impact of all such risk factors on the Company's business or the extent to which any factor or combination of factors may cause actual results to differ significantly from those contained in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

ITEM 3. DESCRIPTION OF PROPERTY
-------------------------------

The  Company  rents  approximately  1,400  square  feet of space at 6912  220th,
Mountlake Terrace, Washington 98043, on a month to month bases, for administrative and sales efforts. The Company pays $300 per month for this facility. The Company considers the facility adequate for current purposes.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
------------------------------------------------------------
         MANAGEMENT
         ----------

The Registrant is a publicly-owned corporation, the shares of which are owned by United States residents. The Registrant is not controlled directly or indirectly by another corporation or any foreign government.

Table No. 2 lists as of July 15, 1999 all persons/companies the Registrant is aware of as being the beneficial owner of more than five percent (5%) of the common stock of the Registrant.

                                   Table No. 2

                                 5% Shareholders

Title                              Amount and Nature  Percent
  of                               of Beneficial      of
Class   Name of Beneficial Owner   Ownership          Class #
------  ------------------------   -----------------  -------

Common  Pakie Plastino (1)         4,875,000          45.2%
Common  DTEK           (2)         2,685,000          24.9%


  TOTAL                            7,560,000          70.1% (3)(4)

#  Based on 10,784,000 shares outstanding as of July 15, 1999.
1. 4,650,000 of these shares are restricted pursuant to Rule 144. Mr. Plastino's address is 6912 220th Street S.W., Mountlake Terrace, Washington 98043.
2. All of these shares are restricted pursuant to Rule 144. These shares are voted by Patricia J. Fishback. Ms. Fishback's address is 2309 Mountainview Drive, #195, Boise, Idaho.
3. Does not reflect share purchase options for 250,000 shares of common stock issued to Wall Street Marketing Group Inc. for consulting services; does not include 300,000 shares of common stock issued to Intercorp Inc. for consulting services; and, does not include the conversion of preferred stock.
4. All 100,000 shares of Preferred Stock currently outstanding are owned beneficially and of record by HEP Trust Company, located at 22 Grapetree/Cocoplum West Bay Road, Grand Cayman Island, British West Indies.

Table No. 3 lists as of July 15, 1999 all Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

                                   Table No. 3
                Shareholdings of Directors and Executive Officers


Title                                       Amount and Nature     Percent
  of                                            of Beneficial          of
Class   Name of Beneficial Owner                    Ownership     Class #
------  -----------------------------------  ----------------    ----------
Common  Pakie Plastino, Chairman & Director    4,875,000[1]         45.2%
Common  William D. Doehne                        250,000             2.3%
        Total                                  6,125,000            47.5%[2]


#  Based on 10,784,000 shares outstanding as of July 15, 1999.

[1] Mr. Plastino acquired 225,000 in March 1997; 1,500,000 shares in March 1997; 750,000 in April, 1997; 500,000 on May 1, 1997; 1,200,000 on September 30, 1998;
and 700,000 in June,  1999.

[2] Does not reflect share purchase options for 250,000 shares of common stock issued to Wall Street Marketing Group Inc. for consulting services; does not include 300,000 shares of common stock issued to Intercorp Inc. for consulting services; and, does not include the conversion of preferred stock

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
-----------------------------------------------------
         CONTROL PERSONS
         ---------------

Table No. 4 lists as of July 15, 1999 the names of the Directors of the Company. The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual Shareholders' Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. All Directors are residents and citizens of the United States.


                                   Table No. 4
                                    Directors


                                            Date First
                                             Elected
Name                               Age     or Appointed
-------------------------------   -----   --------------
Pakie Plastino                      50      July 1997
William D. Doehne                   46      July 1997


Table No. 5 lists, as of July 15, 1999, the names of the Executive Officers of the Company. The Executive Officers serve at the pleasure of the Board of Directors. All Executive Officers are residents/citizens of the United States.

                                   Table No. 5
                               Executive Officers

Name               Position                 Date of Board Approval
-----------------  -----------------------  -------------------------

Pakie Plastino     Chairman                         July 1997
William D. Doehne  Chief Operating Officer          July 1997

Business Experience


Pakie Plastino. Mr. Plastino is Chairman and a Director of the Company. He spends 90% of his time on the affairs of the Company. He has been employed by the Company since March 1997. His responsibilities include coordinating strategy, planning, and marketing. Since 1984 Mr. Plastino has served as the Chairman of Contractors Directory. Mr. Plastino is also an officer of
Construction Lien and Credit Services, a Seattle-based company that provides lien filing and collection services for contractors, and ChekProtekt, a Seattle-based company that provides check collection services for merchants. Mr. Plastino has been involved with Construction Lien and Credit Services since 1993. Mr. Plastino has been an active businessman in the

Seattle area for more than 20 years and resides in Seattle and in Palm Springs, California.


Johathan J. Goody. Mr. Goody is a member of the Advisory Board of the Company. He is a former Vice President and sales executive for Private Business Inc. of Brentwood, Tennessee. Private Business is a software company that provides cash management software to small business through community bank partners. Mr. Goody joined Private Business in 1992 and was it grow to over $60 million in sales and more than 350 people. Private Business became a public company in June 1999. The Private Business business manager system has been sold to over 1,400 bank clients. Mr. Goody's primary responsibility with Private Business included sales to banks located on the West Coast. In this capacity he sold the Company's software to over 200 community banks. Mr. Goody is also a founding partner of Bay Equity Real Estate Acquisitions, a private real estate holding company. Mr. Goody attended the University of Southern California where he received a Bachelor of Science Degree in Business Administration.

William D. Doehne. Mr. Doehne is the Chief Operating Officer and a Director of the Company. He spends 90% of his time on the affairs of the Company. Mr. Doehne is also the President of Contractors Directory,Inc., a company previously owned by Mr. Plastino and William D. Doehne before being acquired by the Company. Mr. Doehne has been associated with Contractors Directory since 1995. From 1991 to 1995 he was employed by a company called Chek Protekt.

Curt Dean Blake. Mr. Blake is a member of the Company's Advisory Committee. He is formerly the Chief Operating Officer of Starwave Corporation, a company involved in the collection of content sites on the Internet. Mr. Blake graduated from the University of Washington in 1980 when he received his Bachelor of Arts degree in Business Administration. In June 1983 he received his Juris Doctorate from the University of Washington and in 1984 he received his MBA from the University of Washington.

Gary L. Bylund. Mr. Bylund is a member of the Company's Advisory Committee. He is currently the President and Chief Executive Officer of Corporate Planning Systems, L.L.C., a company involved in employee benefit brokerage and consulting.

Jim David. Mr. David is a member of the Company's Advisory Committee. He is the President of Trilogy Software, a mainframe software publisher. From 1996 through 1998 he was employed by Data I/O Corporation first as Vice President Worldwide Sales & Marketing and then as President. From 1992 through 1995 he was a Vice President of Aldus USA. Mr. David received both his MBA and

B.S (Business Administration/Mathematics) from the University of Washington.

Involvement in Certain Legal Proceedings
----------------------------------------

         Steven Everett Coryell

         On December 20, 1995, a civil injunctive complaint was filed in the Fourth Judicial District Court in Boise,(Cause #CV0C95-06373D) Idaho charging that Steven Everett Coryell, the former Chief Executive Officer of Consolidated Data, and his company, National Investigative Consultants, Inc. violated the anti-fraud and registrations provisions of the Idaho Securities Act. The defendants admitted the allegations in the complaint which included that they sold securities in the form of stock, distressed loans packages and limited partnership interests to 13 residents of the state of Idaho. A judgement was entered against the defendants on March 27, 1996. The court's order found that the defendants violated the securities laws and permanently enjoined them from engaging in such practices in the future. Full restitution to the investors in the amount of nearly $345,000 was ordered by the court. Stipulation for judgement and permanent injunction was entered on May 13, 1996. Mr. Coryell is the sole owner of DTEK Corporation, the owner of 2,685,000 common shares of the Company.

         Pakie Plastino

         On or around June 11, 1994, Pakie Plastino was debarred from acting in any capacity as a contractor in any federally funded construction project by the U.S. Department of Education. The term of the exclusion expired on or about August 28, 1995.

Other than that described above, there have been no events during the last five years that are material to an evaluation of the ability or integrity of any director, person nominated to become a director, executive officer, promoter or control person including:

a) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

b) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

c) being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently enjoining, barring, suspending or otherwise limiting his/her involvement in any type of business, securities or banking activities;

d) being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Family Relationships
--------------------

There are no family relationships between any of the officers and/or directors.

Other Relationships/Arrangements
--------------------------------

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he/she was selected as a Director or Executive Officer. There are no material arrangements or understandings between any two or more Directors or Executive Officers.


On March 3, 1999 in response to newly instituted public company regulatory requirements, the Company engaged InterCorp., Inc. of Seattle, Washington to procure accounting and legal services necessary to produce current audited financial statements and to complete and file Form 10-SB with the Securities and Exchange Commission. InterCorp., Inc. also was to develop a business plan for the online banking system. Inter Corp agreed to provide such services in exchange for 300,000 shares of restricted common shares. The services were deemed to have a value of $60,000. The Company issued 300,000 shares of common stock in March, 1999 in consideration for services and $100. As of October, 1999, Inter Corp, Inc. had reimbursed the Company $45,000 for legal and accounting fees.


The Company has awarded 250,000 share purchase options to Wall Street Marketing Group, Inc., a firm which was hired to assist the Company in investor relations matter. To date Wall Street Marketing Group Inc. has exercised 75,000 of these share purchase options.

ITEM 6.  EXECUTIVE COMPENSATION
-------------------------------

The Company has no formal plan for compensating its Directors for their service in their capacity as Directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. During Fiscal 1997, no Director received and/or accrued any compensation for his services as a Director, including committee participation and/or special assignments.

During Fiscal 1999, the Company awarded 25,000 shares of common stock to each member of the Advisory Board.

The Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers. The Company has no stock option or other long-term compensation program.

During 1998, no funds were set aside or accrued by the Company to provide pension, retirement or similar benefits for Directors or Executive Officers.

The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 1998 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per Executive Officer.

The Company has no written employment agreements.

Between April 1997 and March 1999, Pakie Plastino received 100,000 shares per month as compensation for his services.

Other than that disclosed above, no compensation was paid during Fiscal 1998 to any of the officers or directors of the Company to the extent that they were compensated in excess of $60,000.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
-------------------------------------------------------

There have been no transactions since July 14, 1995 (Date of Inception), or proposed transactions, which have materially affected or will materially affect the Company in which any Director, Executive Officer, or beneficial holder of more that 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

ITEM 8.  DESCRIPTION OF SECURITIES
----------------------------------

The authorized capital of the Registrant is 50,000,000 shares of common stock with no par value and 5,000,000 shares of non-voting preferred stock with no par value of which 6,456,000 of common stock was issued and outstanding at September 30, 1998 (as restated), the end of the most recent fiscal year. At July 15, 1999, there were 10,784,000 shares of common stock outstanding. At September 30, 1998, the end of the most recent fiscal year there were 100,000 shares of non-voting preferred stock outstanding and as of July 15, 1999 there were 100,000 shares of non-voting preferred stock outstanding.

All common shares are equal to each other, and when issued, are fully paid and non-assessable, and the private property of shareholders who are not liable for corporate debts. Preferred shares have such preferences as the Directors may assign to them prior to issuance. Each holder of a common share of record has one vote for each share of stock outstanding in his name on the books of the Corporation and shall be entitled to vote said stock.

The common stock of the Company shall be issued for such consideration as shall be fixed from time to time by the Board of directors. In the absence of fraud, the judgment of the Directors as to the value of any property or services received in full or partial payment for shares shall be conclusive. When shares are issued upon payment of the consideration fixed by the board of Directors, such shares shall be taken to be fully paid stock and shall be non-assessable.

Except as may otherwise be provided by the Board of Directors, holders of shares of stock of the Corporation shall have no preemptive right to purchase, subscribe for or otherwise acquire shares of stock of the Company, rights, warrants or options to purchase stocks or securities of any kind convertible into stock of the Company.

Dividends in cash, property or shares of the Company may be paid, as and when declared by the Board of Directors, out of funds of the Company to the extent and in the manner permitted by law.

Upon any liquidation, dissolution or winding up of the Company, and after paying or adequately providing for the payment of all its obligations, the remainder of the assets of the company shall be distributed, either in cash or in kind, pro rata to the holders of the common stock, subject to preferences, if any, granted to holders of the preferred shares. The Board of Directors may, from time to time, distribute to the shareholders in partial liquidation from stated capital of the Company, in cash or property, without the vote of the shareholders, in the manner permitted and upon compliance with limitations imposed by law.

Each outstanding share of common stock is entitled to one vote and each fractional share of common stock is entitled to a corresponding fractional vote on each matter submitted to a vote of shareholders. Cumulative voting shall not be allowed in the election of Directors of the company and every shareholder entitled to vote at such election shall have the right to vote the number of shares owned by him for as many persons as there are Directors to be elected, and for whose election he has a right to vote. Preferred shares have no voting rights unless granted by amendment to the Articles of Incorporation.

When, with respect to any action to be taken by the Shareholders of the Company, the Colorado Corporation Code requires the vote or concurrence of the holders of two-thirds of the outstanding shares entitled to vote thereon, or of any class or series, any and every such action shall be taken, notwithstanding such requirements of the Colorado Corporation Code, by the vote or concurrence of the holders of a majority of the outstanding shares entitled to vote thereon, or of any class or series.

Preferred Stock

The Company initially authorized 5,000,000 shares of no par value, non-voting preferred stock, the rights and preferences of which to be determined by the Board of Directors at the time of issuance.

On May 24, 1996, the Company issued 100,000 shares of its preferred stock at a price of $0.10 per share. The Directors have assigned the following preferences to the issued and outstanding shares of Preferred Stock: (I) the Preferred Stock shall be non-voting, (II) the holders of the stock as a group have the right to receive, prorata, a mandatory dividend of 10% of the Company's adjusted gross profit as reflected on its annual corporate income tax return and to be paid within ten days of the filing thereof, and (III) upon dissolution or winding up of the Company, 10% of the assets of the Company shall be distributed on a prorata basis to the holders of the Preferred Stock prior to division and distribution of assets to the holders of the Company's Common Stock; Further, the holder of the preferred shares shall sell to the Company the preferred shares for a price equal to the price paid by the preferred shareholder for the shares, plus 50% of the Company's net profit as of the end of six months from the issuance in the event there is any change in the Company's management (officers and directors) in the six months following issuance, but subject to the Company's obligation to pay the same amount to purchase and retire the shares if at the end of six months from the issuance there is no change in management. The preferences may be changed at any time with written unanimous approval by and between the Company and all holders of the preferred shares.

Subsequently, on or about May 19, 1997, the Board of Directors altered the rights and preferences of the preferred stock as follows:

               i) Upon declaration of any dividends by the Company, preferred shares shall each receive 4.5 times the amount of dividends on each common share, and preferred dividends shall be paid in full prior to payment of any dividends on common shares.

               ii) Each share of preferred stock may be converted at any time into 4.5 common shares.

               iii) Upon liquidation, after the payment of all creditors or other parties having superiority to capital stock, preferred shares shall be paid a liquidation value of $1.00 per share prior to any distribution to common shareholders

All  100,000  shares  of  Preferred  Stock   currently   outstanding  are  owned
beneficially and of record by HEP Trust Company, Grand Cayman Island, British West Indies.

Debt Securities to be Registered. Not applicable.
--------------------------------
American Depository Receipts.  Not applicable.
----------------------------
Other Securities to be Registered.  Not applicable.
---------------------------------

                                     PART II

Item 1.  Market Price Of And Dividends on the Registrant's
----------------------------------------------------------
         Common Equity and Other Shareholder Matters
         -------------------------------------------

The Company's common stock formerly traded on the Over-the-Counter Electronic Bulletin Board in the United States, having the trading symbol "CSDD" and CUSIP# 20902 W106. Trading volume and high/low/closing prices for the past ten quarters are disclosed in the following table:

                                   Table No. 7
                          NASBD Stock Trading Activity

Quarter        High            Low            Close           Volume
 Ended
--------  --------------  --------------  --------------  --------------
06/30/99        $17.00           $1.87           $4.50       2,171,000
03/31/99         $2.00           $0.12           $1.81         565,000
12/31/98         $0.69           $0.19           $0.25          78,101

09/30/98    No Trading      No Trading      No Trading      No Trading
06/30/98    No Trading      No Trading      No Trading      No Trading
3/31/98     No Trading      No Trading      No Trading      No Trading
12/31/97    No Trading      No Trading      No Trading      No Trading

09/30/97    No Trading      No Trading      No Trading      No Trading
06/30/97    No Trading      No Trading      No Trading      No Trading
03/31/97    No Trading      No Trading      No Trading      No Trading


The Company's common stock is issued in registered form. Corporate Stock Transfer (located in Denver, Colorado) is the registrar and transfer agent for the common stock.

On July 15, 1999 shareholders' list for the Company's common shares showed twenty four registered shareholders and 10,784,000 shares outstanding

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and expansion of its business.

The preferred stock of the Company is not registered and does not trade.

ITEM 2.  LEGAL PROCEEDINGS
--------------------------

The Company knows of no material, active or pending legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
------------------------------------------------------

                                 Not Applicable


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES


In May, 1996, the Company issued 100,000 shares of Common Stock to the incorporators of the Company.

On May 24, 1996, the Company issued 100,000 shares of Preferred stock to Casabella Holdings, Inc. (50,000 shares), EDR Financial, Inc. (10,000 shares), and Tudor Trading Limited (40,000 shares). The shares of common stock were pursuant to an exemption to registration provided under Section 4(2), of the Securities Act of 1933.


Pursuant to a prospectus dated May 31, 1996, the Company sold 1,926,000 common shares for an aggregate purchase price of $850.50. The shares of common stock in the foregoing offerings, were offered pursuant to an exemption to registration provided under Section 3(b), Regulation D, Rule 504 of the Securities Act of 1933, as amended


In March 1997, the Company issued 1,500,000 shares of Common Stock to Pakie Plastino in exchange for marketing rights in three states for Contractors Directory. The shares of common stock issued were pursuant to an exemption to registration provided under Section 4(2), of the Securities Act of 1933.

In May, 1997 and September 30, 1997, a total of 100,000 shares of Common Stock were issued for attorneys fees (e.g. Dean Kalivas) and secretarial services e.g. Connie Pinter). The shares of common stock issued were pursuant to an exemption to registration provided under Section 4(2), of the Securities Act of 1933.

In August, 1998 and March, 1999, a total of 175,000 shares of Common Stock were issued for consulting services (e.g. Art Stevens, 150,000 shares; and Gary Bylunds, 25,000 shares). The shares of common stock issued were pursuant to an exemption to registration provided under Section 4(2), of the Securities Act of 1933.

In March, 1999, the Company issued 300,000 shares of Common Stock to Intercorp, Inc., in compensation for services. The shares of common stock issued were pursuant to an exemption to registration provided under Section 4(2), of the Securities Act of 1933.

On April 17, 1999, the Company issued 1,000,000 shares of Common Stock in exchange for common stock of Contractor's Directory. The shares of common stock were issued pursuant to an exemption to registration provided under Section 4(2), of the Securities Act of 1933.

In April 1999, the Company issued 75,000 shares of Common Stock to Wall Street Marketing, pursuant to an exercise of options previously granted under the terms of a consulting agreement entered into between the Company and Wall Street Marketing Group, Inc. on March 1, 1999. The options originally granted were for a total of 250,000 shares of common stock at varying prices and amounts, to be exercised no later than May 1, 2000. The shares of common stock issued were pursuant to an exemption to registration provided under Section 4(2), of the Securities Act of 1933.

In May, 1999, the Company issued 28,000 shares of Common Stock to Bob O'Dell, in compensation for services as a graphics designer. The shares of common stock issued were pursuant to an exemption to registration provided under Section 4(2), of the Securities Act of 1933.

On  May  1,  1997   (500,000),   September  30,  1998   (1,200,000),   and  June
1999(700,000), collectively the Company issued 2,200,000, were issued to Pakie Plastino as compensation for services as a director.


Pursuant to an offering in October, 1997, the Company sold 80,000 shares of common stock for an aggregate purchase price of $12,000. The shares of common stock in the foregoing offerings, were offered pursuant to an exemption to registration provided under Section 3(b), Regulation D, Rule 504 of the Securities Act of 1933, as amended and under the exemption to registration under
Section 11-51-308(1)(p) of the Colorado Securities Act.


In March 1999 (2,000,000 shares of Common Stock), and April 12, 1999 (1,200,000 shares of Common Stock), the Company collectively issued 3,200,000 shares of its restricted common stock in full satisfaction of agreements with DTEK Corporation. The shares of common stock issued to DTEK, were offered pursuant to an exemption to registration provided under Section 4(2), of the Securities Act of 1933.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
--------------------------------------------------

The Company's By-Laws address indemnification under Article XIII.

No director or officer of the Corporation shall be personally liable to the Corporation or any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director of officer; provided however, that the foregoing provision shall not eliminate or limit the liability of a director of officer (i for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of dividends in violation of Section 70-109-102, et. seq. of the Colorado Revised Statues. Any repeal or modification of this Article by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts or omissions prior to such repeal or modification.

                                    PART F/S

ITEM 1.  FINANCIAL STATEMENTS
-----------------------------

The financial statements and notes thereto as required under ITEM #13 are attached hereto and found immediately following the text of this Registration Statement. The audit report of William Butcher, Independent Certified Public Accountant, for the audited financial statements for Fiscal 1998, 1997 and for the six months ended March 31, 1999 and notes thereto is included herein immediately preceding the audited financial statements.

(A-1) Audited Financial Statements: Fiscal 1998, 1997, and the six  months ended
--------------------------------------------------------------------------------
March 31, 1999.
--------------

Auditor's Report, dated October 28, 1999

Consolidated Balance Sheets for inception to 9/30/97, 9/30/98 and 3/31/99

Consolidated Statement of Loss and Accumulated Deficit from inception to 9/30/97, 9/30/98 and the interim six months ended 3/31/99.

Consolidated Statements of Cash Flows from inception to 9/30/97, 9/30/98 and the interim six months ended 3/31/99.

Consolidated Statement of Changes in Stockholders' Equity from inception to 9/30/97, 9/30/98 and the interim six months ended 3/31/99.


Notes to Financial Statements

                             CONSOLIDATED DATA, INC.
                                 AND SUBSIDIARY
                          (A Development Stage Company)





















                                    RESTATED
                AUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE PERIOD ENDED JUNE 30, 1999 AND
                 FOR THE YEARS ENDED SEPTEMBER 30, 1998 AND 1997

                                TABLE OF CONTENTS


                                                                        Page

Accountant's Report                                                       1

Restated Financial Statements
    Restated Consolidated Balance Sheet                                  2-3
    Restated Consolidated Statements of Loss
         and Accumulated Deficit                                          4
    Restated Consolidated Statements of Cash Flows                        5
    Restated Consolidated Statements of Changes in
         Stockholders' Equity                                            6-8

Restated Notes to Financial Statements                                   9-12

                          INDEPENDENT AUDITOR'S REPORT




To the Board of Directors and Stockholders of Consolidated Data, Inc.
Mountlake Terrace, Washington

I have audited the accompanying Restated Consolidated Balance Sheet of Consolidated Data, Inc. and subsidiary for the interim period ended June 30, 1999 and for the years ended September 30, 1998 and 1997 and the related Restated Consolidated Statements of Loss and Deficit, Restated Consolidated Statement of Cash Flows for the periods then ended, and the Restated Consolidated Statement of Changes in Shareholders' Equity. My responsibility is to express an opinion on these restated financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

The Company's financial statements have been restated for period ended June 30, 1999 and for the years ended September 30, 1998 and September 30, 1997 to reflect the issuance of 100,000 shares per month (total 1,200,000 shares) at $0.05 per share and a $60,000 directors fee expense in fiscal year ended September 30, 1998 which previously were shown in the period ended June 30, 1999. Also, since the Company's acquisition of DTEK Corporation's online banking software rights in March 1999 was for stock only, the value of the rights so acquired was restated from $10,000,000 to $640,000 based on a stock valuation of 3,200,000 shares at $0.20 per share, which was the stock price prior to the acquisition. Finally, the amortization period for both contractors directory marketing rights and online banking software rights has been changed from fifteen years to five years and the amortization has been restated for all accounting periods.

In my opinion, the restated financial statements referred to above present fairly, in all material respects, the financial position of Consolidated Data, Inc. and subsidiary for the interim period ended June 30, 1999 and for the years ended September 30, 1998 and 1997, and the results of its operations and its cash flows for the periods then ended in conformity with generally accepted accounting principles.

The accompanying restated financial statements have been prepared assuming that Consolidated Data, Inc. will continue as a going concern. As discussed in Note 4 to the financial statements, Consolidated Data, Inc. is engaged in new operations, and the ability to continue to exist as a going concern relies on the company's ability to retain adequate financing and to generate sufficient sales. Management plans in this regard are described in Note 4. The restated financial statements do not include any adjustment that might result from the outcome of the uncertainty of future agreements, financings or sales.




WILLIAM L. BUTCHER, CPA P.S.
Everett, Washington
October 28, 1999

                     CONSOLIDATED DATA, INC. AND SUBSIDIARY
                          (A Development Stage Company)
                       RESTATED CONSOLIDATED BALANCE SHEET
                  JUNE 30, 1999 and SEPTEMBER 30, 1998 and 1997
--------------------------------------------------------------------------------
                                     ASSETS
                                     ------

                                               6/30/99         9/30/98        9/30/97
                                            -----------     -----------    -----------
CURRENT ASSETS

  Cash                                      $   70,768      $      492     $      598
                                            -----------     -----------    -----------

         Total Current Assets                   70,768             492            598

FIXED ASSETS

  Office Equipment                               6,891           3,348            -0-
  Less: Accumulated Depreciation            (    1,591)      (     670)           -0-
  Software                                      25,000          25,000         25,000
  Less: Accumulated Amortization            (   22,222)      (  15,972)     (   7,639)
                                            -----------     -----------    -----------

         Total Fixed Assets                      8,078          11,706         17,631

OTHER ASSETS

  Directory Marketing Rights                    75,000          75,000         75,000
  Online Banking Software Rights               640,000             -0-            -0-
  Less: Accumulated Amortization            (   73,409)      (  23,145)     (   8,145)
                                            -----------     -----------    -----------

         Total Other Assets                    641,591          51,855         66,855
                                            -----------     -----------    -----------

TOTAL ASSETS                                $  720,437          64,053     $   84,814
                                            ===========     ===========    ===========






See accompanying notes and independent auditor's report.


                                      -2-

CONSOLIDATED DATA, INC. AND SUBSIDIARY
(A Development Stage Company)
RESTATED CONSOLIDATED BALANCE SHEET
JUNE 30, 1999 and SEPTEMBER 30, 1998 and 1997
--------------------------------------------------------------------------------
                      LIABILITIES AND STOCKHOLDERS' EQUITY


                                               6/30/99         9/30/98        9/30/97
                                            -----------     -----------    -----------
LIABILITIES

  Payroll Taxes Payable                     $      -0-     $      -0-      $    2,111
  Loans Payable-Construct. Lien                105,582         121,220        120,145
  Loans Payable-CheKproteKt                    262,344         277,683        173,206
  Loans Payable-HEP Trust                       64,000          64,000         64,000
  Advance From Shareholder                  (     475)      (      475)    (      475)
  Accrued Interest Payable                      99,280          62,859         20,788
                                            -----------     -----------    -----------

         Total Liabilities                     530,731         525,287        379,775

STOCKHOLDERS' EQUITY

  Common Stock, No Par Value,
    50,000,000 shares authorized;
    5,026,000 shares issued and
    outstanding at September 30,
    1997; 6,456,000 shares issued
    and outstanding at September
    30, 1998; and 10,784,000
    shares issued and outstanding
    at June 30, 1999                         1,131,163         185,563        106,063
  Preferred Stock, 5,000,000
    shares authorized; 100,000
    issued and outstanding at
    September 30, 1997, 1998 and
    at June 30, 1999                            10,050          10,050         10,050
  Accumulated Deficit                       (  951,507)     (  656,847)    (  411,074)
                                            -----------     -----------    -----------

         Total Stockholders' Equity            189,706      (  461,234)    (  294,961)
                                            -----------     -----------    -----------

TOTAL LIABILITIES &
STOCKHOLDERS' EQUITY                        $  720,437      $   64,053     $   84,814
                                            ===========     ===========    ===========

See accompanying notes and independent auditor's report.

                     CONSOLIDATED DATA, INC. AND SUBSIDIARY
                          (A Development Stage Company)
         RESTATED CONSOLIDATED STATEMENT OF LOSS AND ACCUMULATED DEFICIT
                  JUNE 30, 1999 and SEPTEMBER 30, 1998 and 1997
--------------------------------------------------------------------------------

                             Interim                 Inception to  Inception to
                          Period En     Year Ended    Year Ended   Period Ended
                             6/30/99      9/30/98       9/30/97       6/30/99
                           -----------  -----------   -----------   -----------
Revenues
  Service revenue          $   25,008   $   17,515    $   29,518    $   72,041
                           -----------  -----------   -----------   -----------

         Gross Profit      $   25,008   $   17,515    $   29,518    $   72,041

Expenses
  Advertising                  15,776          -0-        36,589        52,365
  Amortization                 56,514       23,333        15,784        95,631
  Bank Charges                    378          321           423         1,122
  Consulting                   82,640        2,009        31,247       115,896
  Contract labor               15,532      102,201       197,217       314,950
  Depreciation                    922          670           -0-         1,592
  Directors fees               40,000       67,500        25,000       132,500
  Insurance expense               -0-          -0-           105           105
  Internet expense                -0-          802           -0-           802
  Legal, professional          12,473          -0-        17,092        29,565
  Licenses                         50        1,730           -0-         1,780
  Marketing                       -0-          -0-         9,260         9,260
  Meals, entertainment            691          -0-           189           880
  Miscellaneous expense           225        1,226         1,076         2,527
  Office expense               17,330          419        16,484        34,233
  Rent - equipment                -0-       12,974        12,443        25,417
  Rent - office                 2,100        3,600        10,350        16,050
  Supplies                        -0-          110         1,599         1,709
  Taxes - payroll                 -0-        1,649           -0-         1,649
  Telephone                    10,087        1,964         2,258        14,309
  Transfer agent fees           1,585          -0-           -0-         1,585
  Travel                       23,575          -0-         4,400        27,975
  Wages and salaries              -0-          -0-        10,754        10,754
  Website fees                  3,372          709        27,545        31,626
                           -----------  -----------   -----------   -----------

         Total Expenses    $  283,250   $  221,217    $  419,815    $  924,282
                           -----------  -----------   -----------   -----------

Loss From Operations       $( 258,242)  $( 203,702)   $( 390,297)   $( 852,241)

Other Income & Expense
  Other income                    -0-          -0-            10            10
  Interest income                   1          -0-             1             2
  Other expense                   -0-          -0-           -0-           -0-
  Interest expense          (  36,419)  (   42,071)   (   20,788)   (   99,278)
                           -----------  -----------   -----------   -----------

         Total Other
         Income & Expense  $(  36,418)  $(  42,071)   $(  20,777)   $(  99,266)
                           -----------  -----------   -----------   -----------

Net Loss                    ( 294,660)   ( 245,773)    ( 411,074)    ( 951,507)

Accumulated Deficit,
beginning of period         ( 656,847)   ( 411,074)          -0-           -0-

Accumulated Deficit,
end of period              $( 951,507)  $( 656,847)   $( 411,074)   $( 951,507)
                           ===========  ===========   ===========   ===========

See accompanying notes and independent auditor's report.

                     CONSOLIDATED DATA, INC. AND SUBSIDIARY
                          (A Development Stage Company)
      RESTATED CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE PERIODS ENDING
                  JUNE 30, 1999 and SEPTEMBER 30, 1998 and 1997
--------------------------------------------------------------------------------

                                              Interim                      Inception to   Inception to
                                            Period Ended     Year Ended     Year Ended    Period Ended
                                               6/30/99         9/30/98        9/30/97        6/30/99
                                            ------------    ------------   ------------   ------------
Cash Flows From
Operating Activities:

Net Loss                                    $(  294,660)    $(  245,773)   $(  411,074)   $(  951,507)
                                            ------------    ------------   ------------   ------------

Adjustments to Reconcile
Net Loss to Net Cash
Provided by Operating Activities
   Net Cash Provided by
   Operating Expenses:
      Depreciation & Amortization                57,435          24,003         15,784         97,222
      (Increase) Decrease In:
         Office Equipment                    (    3,543)      (   3,348)           -0-     (    6,891)
         Software                                   -0-             -0-      (  25,000)    (   25,000)
         Directory Marketing Rights                 -0-             -0-      (  75,000)    (   75,000)
         Online Bank Software Right          (  640,000)            -0-            -0-     (  640,000)
      Increase (Decrease) In:
         Payroll Taxes                              -0-       (   2,111)         2,111            -0-
         Accrued Interest Payable                36,421          42,071         20,788         99,280
                                            ------------    ------------   ------------   ------------

Total Adjustments                            (  549,687)         60,615     (   61,317)    (  550,389)

Net Cash Provided by
Operating Activities:

Cash Flows From
Financing Activities:
   Loans Payable                             (   30,977)        105,552        357,351        431,926
   Advances-Shareholder                             -0-             -0-      (     475)    (      475)
   Common Stock                                 945,600          79,500        106,063      1,131,163
   Preferred Stock                                  -0-             -0-         10,050         10,050
                                            ------------    ------------   ------------   ------------

Net Cash Received From
Financing Activities:                           974,623         125,052        472,989      1,572,664

Cash Beginning of Periods                           492             598            -0-            -0-

Cash End of Periods                              70,768            492             598         70,768
                                            ============    ============   ============   ============


See accompanying notes and independent auditor's report.

                     CONSOLIDATED DATA, INC. AND SUBSIDIARY
                          (A Development Stage Company)
       RESTATED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                  JUNE 30, 1999 and SEPTEMBER 30, 1998 and 1997
--------------------------------------------------------------------------------

                          Number of Shares           Amount          Accumulated
                        Common    Preferred    Common   Preferred     Deficit       Total
                       ---------    -------    -------  ---------    ----------   ---------
BALANCE AT INCEPTION,
JULY 14, 1995                -0-        -0-        -0-        -0-          -0-         -0-

May 1996 issuance of
100,000 shares
preferred stock              -0-    100,000        -0-     10,050          -0-      10,050

June 1996 issuance of
1,701,000 shares
common stock pursuant
to 504 Reg D at
$0.0005 per share      1,701,000        -0-        851        -0-          -0-         851

Net Loss - Year Ended
September 30, 1996           -0-        -0-        -0-        -0-     ( 38,561)   ( 38,561)
                       ---------    -------    -------  ---------    ----------   ---------

BALANCE,
SEPTEMBER 30, 1996     1,701,000    100,000        851     10,050     ( 38,561)   ( 27,660)


March 1997 issuance
of shares of common
stock pursuant to
504 Reg D at $0.0005
per share                225,000        -0-        112        -0-          -0-         112

March 1997 issuance
of 1,500,000 shares
of common stock for
directory marketing
rights at $0.05 per
share                  1,500,000        -0-     75,000        -0-          -0-      75,000

April 1997 issuance
of 1,000,000 shares
of common stock for
acquisition of Con-
tractors Directory,
Inc.                   1,000,000        -0-        100        -0-          -0-         100

Issuance of shares
for directors fees
pursuant to direc-
tors' resolution dated
May 1, 1997
at $0.05 per share       500,000        -0-     25,000        -0-          -0-      25,000

Issuance of shares
for attorney and
secretarial services
at $0.05 per share       100,000        -0-      5,000        -0-          -0-       5,000

See accompanying notes and independent auditor's report.

                                      -6-

                     CONSOLIDATED DATA, INC. AND SUBSIDIARY
                          (A Development Stage Company)
       RESTATED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                  JUNE 30, 1999 and SEPTEMBER 30, 1998 and 1997
--------------------------------------------------------------------------------

                          Number of Shares           Amount          Accumulated
                        Common    Preferred    Common   Preferred     Deficit       Total
                       ---------    -------    -------  ---------    ----------   ---------

Net Loss - Year Ended
September 30, 1997           -0-        -0-        -0-        -0-      (367,318)  (367,318)
                       ---------    -------    -------  ---------    ----------   ---------

BALANCE,
SEPTEMBER 30, 1997     5,026,000    100,000    106,063     10,050      (405,879)  (289,766)


October-December
1997 issuance of
shares pursuant to
504 Reg D private
placement at $0.15
per share                 80,000        -0-     12,000        -0-           -0-     12,000

August 1998
issuance of shares
for consulting
services at
$0.05 per share          150,000        -0-      7,500        -0-           -0-      7,500

September 1998
issuance of shares
for directors fees
pursuant to direc-
tors' resolution
dated May 1, 1997
at $0.05 per share     1,200,000        -0-     60,000        -0-           -0-     60,000

Net Loss - Year Ended
September 30, 1998           -0-        -0-        -0-        -0-      (235,773)  (235,773)
                       ---------    -------    -------  ---------    ----------   ---------

BALANCE,
SEPTEMBER 30, 1998     6,456,000    100,000    185,563     10,050      (641,652)  (506,039)


March 1999
issuance of shares
for consulting
services at
$0.20 per share           25,000        -0-      5,000        -0-           -0-      5,000

March 1999
issuance of shares
for legal, account-
ing and consulting
services at
$0.20 per share          300,000        -0-     60,000        -0-           -0-     60,000

March 1999
issuance of shares
for online banking
software rights at
$0.20 per share       2,000,000        -0-     400,000        -0-           -0-    400,000


See accompanying notes and independent auditor's report.

                                      -7-

                     CONSOLIDATED DATA, INC. AND SUBSIDIARY
                          (A Development Stage Company)
       RESTATED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                  JUNE 30, 1999 and SEPTEMBER 30, 1998 and 1997
--------------------------------------------------------------------------------

                          Number of Shares           Amount          Accumulated
                        Common    Preferred    Common   Preferred     Deficit       Total
                       ---------    -------    -------  ---------    ----------   ---------

April 1999 issuance
of shares pursuant
to exercise of
private placement
stock option;
25,000 shares at
$1.00; 25,000
shares at $2.00;
and 25,000 shares
at $5.00                  75,000        -0-    200,000        -0-           -0-    200,000

April 1999 addi-
tional issuance
of shares for
online banking
software at $0.20
per share              1,200,000        -0-    240,000        -0-           -0-    240,000

May 1999 issuance
of shares for con-
sulting services
at $0.20 per share        28,000        -0-      5,600        -0-           -0-      5,600

June 1999 issuance
of balance of shares
for directors fees at
$0.05 per share
pursuant to directors
resolution dated
May 1, 1997              700,000        -0-     35,000        -0-           -0-     35,000

Net Loss - Interim
June 30, 1999               -0-         -0-        -0-        -0-      (258,694) ( 258,694)
                       ---------    -------    -------  ---------    ----------   ---------

BALANCE,
JUNE 30, 1999         10,784,000    100,000  1,131,163     10,050      (900,346)   240,867
                      ==========    =======  =========  =========    ==========   =========

See accompanying notes and independent auditor's report.

                     CONSOLIDATED DATA, INC. AND SUBSIDIARY
                          (A Development Stage Company)
               RESTATED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  JUNE 30, 1999 and SEPTEMBER 30, 1998 and 1997
--------------------------------------------------------------------------------

Note 1.  The Company
--------------------

Consolidated Data, Inc. (formerly Attache' Holdings, Ltd), a Colorado corporation, (the "Company") initially was capitalized in May 1996 through an issuance of 100,000 shares of its preferred stock in consideration for $10,050. Shortly thereafter in June 1996, the Company commenced an offering of up to 20,000,000 shares of its common stock in units of 5,000 shares for $2.50 per unit pursuant to Rule 504 of Regulation D of the Securities Act of 1933. The Company sold a total of 1,926,000 common shares in this Regulation D offering.

In early 1997, the company required all of the marketing rights to its electronic directory system for Colorado, California and New Mexico for 1,500,000 common shares of the Company's restricted stock. These electronic directories, through extensive use of state-of-the-art computer and Internet telecommunications technology, will provide comprehensive listings of available sub-contractors and materials suppliers as well as daily up-dated information on other key items such as building permits, bid lists and credit and lien information. Each of the companies electronic directories will cover a specific region of the country which can be readily accessed by anyone involved in real estate activities. Essentially, they will constitute geographic "Contractor's Electronic Yellow Pages" which will be much superior to and considerably less expensive than the traditional telephone directory yellow pages.

The Company soon realized the large potential of this business and effective April 20, 1997 the Company assumed all worldwide rights and ownership to the electronic directory system by acquiring 100% of the issued and outstanding common stock of Contractors Directory, Inc., a Washington corporation, in exchange for 1,000,000 common shares of the Company's restricted stock.

Funding for development by the Company's electronic directory system was obtained by the Company's wholly-owned subsidiary through short-term loans arranged by the Company's management.

As an expansion of the Company's Internet business on March 10, 1999, the Company acquired from DTEK Corporation all worldwide rights, exclusively and irrevocably, to DTEK's proprietary online Internet technology and software for $640,000 payable as follows:

         1. $400,000 paid by the issuance of 2,000,000 common shares of the Company's restricted stock at $0.20 per share.

         2. $240,000 paid at the rate of $10,000 per license use or the stock equivalent at the rate of $0.20 per share of the Company's restricted common stock or 1,200,000 shares. The cash or the stock must be paid by the Company twelve months from the date of the contract or by March 10, 2000.

On April 12, 1999 the Company authorized and did issue 1,200,000 shares of its restricted common stock in full satisfaction of its agreements with DTEK Corporation above.

As a part of the Company's online banking rights acquisition, DTEK Corporation has assigned to the Company all rights and title to an existing software license between DTEK and Global Payment Systems, LLC which shall include payments from River City Bank of Sacramento, subject to DTEK receiving the balance of the initial licensing revenues as compensation for its consulting and support. All residual income will go to Consolidated Data, Inc.

                     CONSOLIDATED DATA, INC. AND SUBSIDIARY
                          (A Development Stage Company)
               RESTATED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 MARCH 31, 1999 and SEPTEMBER 30, 1998 and 1997
--------------------------------------------------------------------------------

Note 2.  Consulting Agreements
------------------------------
On March 3, 1999 in response to newly instituted public company regulatory requirements, the Company engaged InterCorp, Inc. to procure accounting and legal services necessary to produce current audited financial statements and to complete and file form 10SB with the SEC. InterCorp, Inc. also was to develop a business plan for the online banking system. The Company issued 300,000 restricted common shares as payment for the $60,000 fee charged by InterCorp, Inc. at $0.20 per share.

On March 1, 1999 the Company engaged Wall Street Marketing Group, Inc. as a consultant for twelve (12) months to represent, advise, counsel and assist the Company in public relations, public appearances and the marketing of the Company. Wall Street Marketing Group, Inc. was also engaged to disseminate information from the Company to licensed members of the securities industry. Services to be performed do not relate to NASD activities or financing. In addition to a consulting fee of $5,000 per month for twelve (12) months, the Company also granted stock options on the Company's stock to be exercised by May 1, 2000 as follows:

          1)  25,000 shares priced at $1.00 per share;
          2)  25,000 shares priced at $2.00 per share;
          3)  25,000 shares priced at $5.00 per share;
          4)  25,000 shares priced at $10.00 per share;
          5)  25,000 shares priced at $15.00 per share;
          6)  25,000 shares priced at $20.00 per share;
          7)  25,000 shares priced at $25.00 per share;
          8)  25,000 shares priced at $30.00 per share;
          9)  25,000 shares priced at $40.00 per share;
         10)  25,000 shares priced at $50.00 per share.

As of June 30, 1999, Wall Street Marketing Group had exercised options to purchase the Company's common stock as follows: 25,000 shares at $1.00, 25,000 shares at $2.00, and 25,000 shares at $5.00 for a total of 75,000 shares for $200,000.


Note 3.  Summary of Significant Accounting Policies

These Financial Statements include all of the assets, liabilities and results of operation of the Company. The Company operates on a fiscal year basis beginning October 1 and ending September 30. Property and equipment are stated at the lower of cost or fair market value less accumulated depreciation and amortization. Depreciation is computed for financial statement purposes as well as for federal income tax purposes using the MACRS (Modified Accelerated Cost Recovery System) method of depreciation. Equipment is depreciated over five years. Software is amortized over three years. Electronic directory marketing rights and online banking license rights are amortized over five years. All depreciation and amortization methods used are in accordance with GAAP.

Cost of start-up activities including organization costs, were expensed as incurred for both Consolidated Data, Inc. and Contractors Directory, Inc. in accordance with SOP 98-5. These consolidated financial statements include the accounts of Contractors Directory, Inc., a wholly owned subsidiary. Intercompany transactions have been eliminated.

                     CONSOLIDATED DATA, INC. AND SUBSIDIARY
                          (A Development Stage Company)
               RESTATED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 MARCH 31, 1999 and SEPTEMBER 30, 1998 and 1997
--------------------------------------------------------------------------------

Note 3.  Summary of Significant Accounting Policies - continued
---------------------------------------------------

Effective April 20, 1997, Attache Holdings, Inc. acquired 100% of the issued and outstanding common stock of Contractors Directory, Inc., a Washington corporation, in a stock for stock acquisition (accounted for as a pooling of interest) in exchange for 1,000,000 shares of the Company's restricted common stock. The two shareholders who held 100% of the stock of Contractor's Directory, Inc. exchanged their stock for the 1,000,000 shares of common stock of Attache as follows:

         Pakie Plastino       traded all of his holdings for 750,000 shares
         William D. Doehne    traded all of his holdings for 250,000 shares


Note 4.  Going Concern
----------------------

Because of a deficiency in working capital and significant operating losses, there is doubt about the ability of the Company to continue in existence unless additional working capital is obtained. The Company currently has plans to raise sufficient working capital through equity financing and through the acquisition of companies having sufficient assets and cash flow to enable the Company to be self-sufficient and profitable.


Note 5.  Company Facilities
---------------------------

The Company currently rents shared office space on a month-to-month basis from Construction Lien and Credit Service, Inc., 6912-220th Street SW, Suite 320, Mountlake Terrace, Washington 98043, for which it is charged $300 per month.


Note 6.  Income Tax
-------------------

Consolidated Data, Inc. and Contractors Directory, Inc. each file separate federal income tax returns. The net operating loss for Consolidated Data, Inc. is $(117,502) and will begin expiring in the year 2010. The net operating loss for Contractors Directory, Inc. is $(524,130) and will begin expiring in the year 2010.


Note 7.  Certain Relationships
------------------------------

Pakie V. Plastino, President of the company, has periodically funded the Company over the past three years through loans from Construction Lien and Credit Services, Inc. and CheKproteKt, Inc., companies under the ownership and control of Mr. Plastino. Such loans will be paid back consistent with the Company's capital requirements.


Note 8.  Restated Financial Statements
--------------------------------------

The Company's financial statements have been restated for period ended June 30, 1999 and for the years ended September 30, 1998 and September 30, 1997 to reflect the issuance of 100,000 shares per month (total 1,200,000 shares) at $0.05 per share and a $60,000 directors fee expense in fiscal year ended September 30, 1998 which previously were shown in the period ended June 30, 1999. Also, since the Company's acquisition of DTEK Corporation's online banking software rights in March 1999 was for stock only, the value of the rights so acquired was restated from $10,000,000 to

                     CONSOLIDATED DATA, INC. AND SUBSIDIARY
                          (A Development Stage Company)
               RESTATED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 MARCH 31, 1999 and SEPTEMBER 30, 1998 and 1997
--------------------------------------------------------------------------------

Note 8.  Restated Financial Statements - continued
--------------------------------------

$640,000 based on a stock valuation of 3,200,000 shares issued at $0.20 per share, which was the stock price prior to the acquisition. Finally, the amortization period for both contractors directory marketing rights and online banking software rights has been changed from fifteen years to five years and the amortization has been restated for all accounting periods.

                                    PART III
Item 1.  INDEX TO EXHIBITS:
---------------------------

Exhibit number

3.1 *Articles of Incorporation

3.2 *BYLAWS

4 *Amendment to Form D

21 Subsidiaries of the Registrant

23 *Consent of Accountants

27 Financial Data Schedule


* These documents have been previously filed with the Securities and Exchange Commission and are incorporated by reference herein